Exhibit 7.1
RICHARD M. OSBORNE
8500 Station Street, Suite 113
Mentor, Ohio 44060
Phone: 440-951-1111
Fax: 440-255-8645
June 27, 2008
Jeffrey N. Male
Secretary
PVF Capital Corp.
30000 Aurora Road
Solon, OH 44139
Re: Director Nominations
Dear Mr. Male:
On behalf of Richard M. Osborne, the Richard M. Osborne Trust, Steven A. Calabrese, CCAG Limited Partnership, and the Steven A. Calabrese Profit Sharing Trust, all stockholders of PVF collectively owning 438,004 shares or 5.6% of PVF, we hereby recommend Richard M. Osborne and Steven A. Calabrese for consideration by the Nominating Committee of PVF as director nominees for election at the upcoming annual meeting of stockholders. We believe that we would provide the board and management with a fresh perspective necessary to increase profitability and maximize stockholder value as well as a different base of experience and expertise.
Pursuant to PVF’s requirements for director nominations, attached as Exhibit A is the required information regarding Mr. Osborne and Mr. Calabrese.
By signing this letter below, we each hereby consent to being named in PVF’s proxy statement as director nominees and to serving as directors if elected.
Very truly yours,
/s/ Richard M. Osborne
Richard M. Osborne
/s/ Steven A. Calabrese
Steven A. Calabrese
Enclosures

EXHIBIT A TO DIRECTOR NOMINATION LETTER

						Business
					No. of	Relationship with
Name	Age	Principal Occupation	Business Address	Home Address	Shares Owned	PVF

Richard M. Osborne	62	Mr. Osborne is the president and chief executive officer of OsAir, Inc., a company he founded in 1963, which operates as a property developer and manufacturer of industrial gases for pipeline delivery. Since September 1998, Mr. Osborne has been chairman of the board, chief executive officer and a director of John D. Oil and Gas Company, a publicly-held oil and gas exploration company in Mentor, Ohio. He is also chairman of the board of Corning Natural Gas Corporation, a public natural gas utility company in Corning, New York, and chairman of the board of Energy West, Incorporated, a public utility company headquartered in Great Falls, Montana. From 1994 to 2003, Mr. Osborne served as vice-chairman of the board of GLB Bancorp in Mentor, Ohio.	8500 Station Street, Suite 113, Mentor, OH 44060	7265 Markell, Waite Hill, OH 44094	118,000	Companies owned or managed by Mr. Osborne have loans with PVF, made in the ordinary course.

Steven A. Calabrese	47	Mr. Calabrese serves as managing partner of Calabrese, Racek and Markos, Inc., which operates a number of commercial real estate companies in Cleveland, Ohio and Tampa, Florida. The firm specializes in evaluation, market research and reporting, management, appraisal, construction and development services for commercial and industrial real estate. He is also a director of John D. Oil and Gas Company and Energy West.	1110 Euclid Avenue, Suite 300, Cleveland, OH 44115	861 West Hill Drive, Gates Mills, OH 44040	320,004	Companies owned by Mr. Calabrese perform appraisal services for PVF. In addition, companies owned or managed by Mr. Calabrese have loans with PVF, made in the ordinary course.